August 21, 2015

VIA EDGAR

Mr. Daniel Leslie

Staff Attorney

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	CSG Systems International, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 27, 2015
File No. 0-27512

Dear Mr. Leslie:

Thank you again for your time and consideration on the phone with me on August 19, 2015 regarding the above referenced comment letter.

This is to confirm our mutual agreement that CSG Systems International, Inc. shall have an extension until September 11, 2015 to file its response.

Thank you again for your consideration, and please contact me directly should there be a need.

Sincerely,

/s/ Joseph T. Ruble

Joseph T. Ruble

Executive Vice President, General Counsel, Corporate Secretary and Chief Administrative Officer

cc:	Cecilia Blye, Chief Office of Global Security Risk
Barbara Jacobs, Assistant Director, Division of Corporate Finance
Randy R. Wiese, Executive Vice President, Chief Financial Officer
Rolland B. Johns, Senior Vice President, Chief Accounting Officer
David G. Barnes, Audit Committee Chairman
Bradley J. Homant, KPMG

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